     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 10, 2002
                                                      REGISTRATION NO. 333-85170
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ---------------------

                               AMENDMENT NO. 1 TO
                                    FORM S-4
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                             ---------------------

                           NETWORKS ASSOCIATES, INC.
             (Exact name of Registrant as specified in its charter)
                             ---------------------

              DELAWARE                               7372                              77-0316593
  (State or other jurisdiction of        (Primary Standard Industrial               (I.R.S. Employer
   incorporation or organization)        Classification Code Number)             Identification Number)

                              3965 FREEDOM CIRCLE
                         SANTA CLARA, CALIFORNIA 95054
                                 (408) 988-3832
  (Address, including zip code, and telephone number, including area code, of
                   Registrant's principal executive offices)
                             ---------------------

                                 GEORGE SAMENUK
                      CHAIRMAN AND CHIEF EXECUTIVE OFFICER
                              3965 FREEDOM CIRCLE
                         SANTA CLARA, CALIFORNIA 95054
                                 (408) 988-3832
 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                             ---------------------

                                   COPIES TO:
                             JEFFREY D. SAPER, ESQ.
                              KURT J. BERNEY, ESQ.
                            MICHAEL J. KENNEDY, ESQ.
                               JACK HELFAND, ESQ.
                     WILSON SONSINI GOODRICH & ROSATI, P.C.
                               650 PAGE MILL ROAD
                          PALO ALTO, CALIFORNIA 94304
                             ---------------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: as promptly as practicable after this registration statement becomes effective and upon consummation of the transactions described in the enclosed prospectus.

    If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [ ]

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: [ ]
                             ---------------------

                        CALCULATION OF REGISTRATION FEE

--------------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------------
                                                                                        PROPOSED MAXIMUM      PROPOSED MAXIMUM
         TITLE OF EACH CLASS OF               AMOUNT TO BE         OFFERING PRICE      AGGREGATE OFFERING        AMOUNT OF
      SECURITIES TO BE REGISTERED            REGISTERED(1)           PER SHARE              PRICE(2)        REGISTRATION FEE(3)
--------------------------------------------------------------------------------------------------------------------------------
Common Stock $0.01 par value per
  share.................................   10,018,515 shares       Not Applicable         $213,535,640            $19,646
--------------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------------

(1) Represents the estimated maximum number of shares of Networks Associates, Inc. common stock issuable upon consummation of the offer and the merger of a subsidiary of Networks Associates, Inc. with McAfee.com Corporation.

(2) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457 promulgated under the Securities Act of 1933, as amended, based on the product of (i) $16.625, the average of the high and low sales prices of McAfee.com Class A common stock as reported on the Nasdaq National Market on April 4, 2002, and (ii) 12,844,249, the expected maximum number of shares of McAfee.com Class A common stock to be acquired in the offer and the merger (including exercisable options).

(3) 0.0092% of the Proposed Maximum Aggregate Offering Price. $17,724 of this fee has been previously paid.
                             ---------------------

    The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to Section 8(a), may determine.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

INFORMATION CONTAINED IN THIS PROSPECTUS SUPPLEMENT MAY CHANGE. WE MAY NOT COMPLETE THE EXCHANGE OFFER AND ISSUE THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS SUPPLEMENT IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE OR OTHER JURISDICTION WHERE THE OFFER IS NOT PERMITTED.

                                                        Prospectus Supplement to

                                                 Prospectus dated March 29, 2002

                           NETWORKS ASSOCIATES, INC.
                      SUPPLEMENT TO ITS OFFER TO EXCHANGE
          0.78 OF A SHARE OF COMMON STOCK OF NETWORKS ASSOCIATES, INC.

                                      FOR

                             EACH OUTSTANDING SHARE
                            OF CLASS A COMMON STOCK

                                       OF

                             MCAFEE.COM CORPORATION

                 THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT
  12:00 MIDNIGHT, EASTERN TIME, ON THURSDAY, APRIL 25, 2002, UNLESS EXTENDED.

     This prospectus supplement relates to the offer by Networks Associates, Inc., through its wholly-owned subsidiary, McAfee.com Holdings Corporation, to exchange shares of its common stock for each outstanding share of Class A common stock of McAfee.com Corporation that is validly tendered and not properly withdrawn on or prior to the expiration of the offer, upon the terms and subject to the conditions specified in the prospectus dated March 29, 2002 previously filed with the Securities and Exchange Commission, which we refer to as the "original prospectus." Network Associates has increased the exchange ratio in the offer from 0.675 to 0.78 of a share of Network Associates common stock for each share of McAfee.com Class A common stock. The offer will remain open until 12:00 midnight, Eastern Time, on Thursday, April 25, 2002, unless extended.

     Except for the increase in the exchange ratio and the amendment of the conditions of the offer, all other terms of the offer and the related merger remain the same. The offer is conditioned on the tender of a sufficient number of shares of McAfee.com Class A common stock such that, after consummation of the offer, Network Associates would own at least 90% of the outstanding shares of McAfee.com common stock. We have the right to waive or reduce the number of McAfee.com shares required to be tendered in the offer. In no event, however, will we exchange McAfee.com shares in the offer if less than a majority of the outstanding McAfee.com shares, excluding shares beneficially owned by Network Associates, are tendered in the offer. Our offer is also subject to other conditions described herein in "Conditions of the Offer."

     A SPECIAL COMMITTEE OF OUTSIDE AND INDEPENDENT DIRECTORS OF MCAFEE.COM'S BOARD OF DIRECTORS HAS DETERMINED THAT THE EXCHANGE RATIO IN THE AMENDED OFFER IS FAIR. BASED ON THAT DETERMINATION, THE SPECIAL COMMITTEE AND THE BOARD OF DIRECTORS OF MCAFEE.COM, WITH BOTH SPECIAL COMMITTEE DIRECTORS VOTING IN FAVOR, HAVE RECOMMENDED THAT STOCKHOLDERS ACCEPT OUR OFFER AND TENDER THEIR SHARES.

     If the conditions to the offer are met and the offer is completed, Network Associates will effect a short-form merger of McAfee.com and McAfee.com Holding Corporation, unless it is not lawful to do so. If you have not validly tendered your McAfee.com shares in the offer, your shares will be exchanged in the merger for the same number of shares of Network Associates common stock that you would have received if you had tendered your shares in the offer (unless you perfect appraisal rights under Delaware law). If the offer is completed, no further McAfee.com stockholder or board action is required for us to complete the merger. As a result of the offer and the merger, McAfee.com will become a wholly-owned subsidiary of Network Associates, the former public stockholders of McAfee.com will own shares in Network Associates, and McAfee.com shares will no longer trade publicly.

     This prospectus supplement modifies and supercedes certain information included in the original prospectus to reflect the increase in the exchange ratio and the change to the conditions of the offer. This prospectus supplement should be read in conjunction with the original prospectus and related letter of transmittal.

     Stockholders who have already tendered their McAfee.com shares pursuant to the offer and who have not withdrawn such shares do not need to take any further action to receive the additional Network Associates shares provided by the increase in the exchange ratio if their shares are accepted for exchange pursuant to the offer. Stockholders who wish to tender but have not yet done so, should follow the instructions included in the original prospectus and letter of transmittal previously mailed to them. That letter of transmittal remains effective for the offer at the increased exchange ratio.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED NETWORK ASSOCIATES COMMON STOCK TO BE ISSUED IN THE OFFER AND THE MERGER OR DETERMINED IF THIS PROSPECTUS SUPPLEMENT IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

           The date of this prospectus supplement is April 10, 2002.

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
QUESTIONS AND ANSWERS ABOUT THE OFFER.......................    1
WHERE YOU CAN FIND MORE INFORMATION.........................    2
FORWARD-LOOKING STATEMENTS..................................    2
RECENT DEVELOPMENTS.........................................    3
COMPARATIVE SHARE DATA......................................    4
COMPARATIVE MARKET VALUE....................................    5
COMPARATIVE PER SHARE PRICES AND DIVIDENDS..................    6
THE OFFER...................................................    7
  Amended Terms of the Offer................................    7
  Conditions to the Offer...................................    7
  Procedure for Tendering Shares............................    7
  Plans for McAfee.com......................................    7
BACKGROUND AND REASONS FOR THE OFFER AND THE MERGER.........    8
  Background and Contacts...................................    8
  JP Morgan Opinion.........................................   11
  Stockholder Litigation....................................   11
CONDITIONS OF THE OFFER.....................................   12
  Minimum Tender Condition..................................   12
  NYSE Listing of Network Associates Common Stock...........   12
  Registration Statement Effectiveness......................   12
  Other Conditions of the Offer.............................   12
SCHEDULE I: CERTAIN INFORMATION CONCERNING THE DIRECTORS AND
  EXECUTIVE OFFICERS OF NETWORK ASSOCIATES..................   14

                     QUESTIONS AND ANSWERS ABOUT THE OFFER

The discussion set forth under "Questions and Answers About the Offer" in the original prospectus is hereby amended and supplemented as follows:

Q:  What will I receive in exchange for my shares?

A: For each outstanding share of McAfee.com Class A common stock that you validly tender and do not properly withdraw, you will receive 0.78 of a share of Network Associates common stock. You will not receive any fractional Network Associates shares. Instead, the exchange agent for the offer, acting as your agent, will aggregate any fractional shares issuable and sell them for your account. The cash proceeds realized by the exchange agent on the sale of fractional shares will be distributed to you and the other tendering stockholders on a pro rata basis, net of commissions.

Q:  What are the potential benefits of this offer to McAfee.com stockholders?

A: We believe that this offer should be attractive to McAfee.com stockholders for the reasons described elsewhere in the original prospectus as well as the following reasons:

     - The exchange ratio of 0.78 of a share of Network Associates common stock for each share of McAfee.com Class A common stock represents a 15.6% increase over our original offer of 0.675 of a share of Network Associates common stock for each share of McAfee.com Class A common stock;

     - The ability of McAfee.com's stockholders, through ownership of Network Associates common stock, to participate in McAfee.com's business and Network Associates' other businesses; and

     - McAfee.com stockholders will receive a more liquid security. The market for McAfee.com stock is illiquid compared to the market in Network Associates' common stock. Network Associates' common stock trades on the New York Stock Exchange, or NYSE, with a significantly higher average daily volume than that for McAfee.com's stock.

Q: Has the McAfee.com special committee recommended that I tender my shares in the offer?

A: Yes, a special committee of outside and independent directors of McAfee.com's board of directors has determined that the exchange ratio that is a part of our amended offer is fair. Based on that determination, the special committee has recommended that stockholders accept Network Associates' amended offer and tender their shares. A special committee of outside and independent directors was formed because two of McAfee.com's directors, George Samenuk and Stephen Richards, are also officers and/or directors of Network Associates, and a third McAfee.com director, Srivats Sampath, also has a conflict of interest in regard to the exchange offer. See "Risk Factors -- You should be aware that there exist conflicts of interest among members of the McAfee.com board of directors" in the original prospectus. None of these persons is a member of the special committee.

Q:  What are the changes being made in the conditions to the offer?

A:  Network Associates has changed several conditions to the offer, as follows:

     - the minimum tender condition remains at 90% of the outstanding McAfee.com shares, and we may waive or modify this condition. In no event, however, will the offer be completed if less than a majority of the minority (McAfee.com stockholders other than Network Associates) tender their shares in the offer; and

     - a condition has been added that the board of directors of McAfee.com or the McAfee.com special committee shall not have (1) changed or modified its recommendation with respect to the offer or (2) adopted or implemented any structural defense, including adoption of a stockholders rights plan or any stock or other equity issuance or retention program or policy not approved in writing by Network Associates prior to such adoption or implementation, which in the judgment of Network Associates would or might restrain, prohibit or delay consummation of, or alter or otherwise affect, the offer or the merger or materially impair the contemplated benefits of the offer or the merger to Network Associates.

                      WHERE YOU CAN FIND MORE INFORMATION

     Network Associates and McAfee.com file reports, proxy statements and other information with the SEC, in accordance with the Securities Exchange Act of 1934. You may read and copy reports, proxy statements and other information filed by Network Associates and McAfee.com at the public reference facilities of the SEC at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of such materials can be obtained at prescribed rates from the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information about the public reference rooms. These reports, proxy statements and other information filed with the SEC are available to the public over the Internet at the SEC's World Wide Web site at http://www.sec.gov.

     You can also inspect reports, proxy statements and other information about Network Associates at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

     Network Associates has supplied all information contained or incorporated by reference in this document relating to Network Associates and McAfee.com Holdings Corporation. We have obtained the information contained in this document relating to McAfee.com from McAfee.com or from publicly available sources.

COPIES OF DOCUMENTS INCORPORATED BY REFERENCE ARE AVAILABLE FROM US WITHOUT CHARGE UPON REQUEST TO OUR INFORMATION AGENT, D.F. KING & CO., INC., 77 WATER STREET, NEW YORK, NEW YORK 10005, 1-800-431-9643. IN ORDER TO ENSURE TIMELY DELIVERY OF THE DOCUMENTS, ANY REQUEST SHOULD BE MADE BY APRIL 18, 2002. IF YOU REQUEST ANY SUCH DOCUMENTS FROM US, WE WILL MAIL THEM TO YOU BY FIRST CLASS MAIL, OR ANOTHER EQUALLY PROMPT MEANS, WITHIN ONE BUSINESS DAY AFTER WE RECEIVE YOUR REQUEST.

     We have not authorized anyone to give any information or make any representation about the offer or the merger that is different from, or in addition to, that contained in the original prospectus or this prospectus supplement or in any of the materials that we have incorporated by reference into the original prospectus or this prospectus supplement. Therefore, you should not rely on any other information. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this document are unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this document does not extend to you. The information contained in this document speaks only as of the date of this document unless the information specifically indicates that another date applies.

                           FORWARD-LOOKING STATEMENTS

     This prospectus supplement contains or incorporates by reference forward-looking statements. Investors are cautioned that such forward-looking statements are subject to risks and uncertainties, including those described under "Risk Factors" on pages 6 through 9 of the original prospectus, many of which are beyond our control. Accordingly, actual results may differ materially from those expressed or implied in any such forward-looking statements. Words such as "forecast," "estimate," "project," "plan," "believe," "expect," "anticipate," "intend" and similar expressions may identify forward-looking statements.

     All forward-looking statements are qualified by the risks described under "Risk Factors" in the original prospectus which, if they develop into actual events, could have a material adverse effect on the offer and the merger or on our businesses, financial condition or results of operations. In addition, investors should consider the other information contained in or incorporated by reference into this prospectus.

     We are not under any obligation and do not intend to make publicly available any update or other revisions to any of the forward-looking statements contained in this prospectus to reflect circumstances existing after the date of this prospectus or to reflect the occurrence of future events even if experience or future events make it clear that any expected results expressed or implied by those forward-looking statements will not be realized.

                              RECENT DEVELOPMENTS

     The section of the original prospectus entitled "Recent Developments" is amended and supplemented as follows:

     On March 26, 2002, we announced that the staff of the SEC has commenced a "Formal Order of Private Investigation" and that we were postponing the commencement of our exchange offer for McAfee.com shares which was previously scheduled to commence on March 25, 2002. On March 29, 2002, we commenced our offer.

     As described in the original prospectus, we believe that the SEC inquiry is focused on our accounting practices during the 2000 fiscal year, but the SEC may look at other periods. On December 26, 2000, we announced three significant events: the resignation of our top three executive officers; changes in our channel sales policy; and a significant quarterly revenue shortfall based on previously announced management expectations. In December 2000, we began a transition from a "sell-in" to a "sell-through" business model in light of the business decision by some of our distributors, including our largest distributor, to reduce inventory levels, and due to the unpredictability of demand in the distribution channel. Commencing January 1, 2001, we moved to the sell-through business model for each distributor. Under this model, we recognize revenue on products sold to distributors when the products are resold by the distributor to their customers.

     Although we cannot predict how long it will take to resolve, we will work cooperatively with the SEC staff in connection with this inquiry.

                           COMPARATIVE PER SHARE DATA

     The section of the original prospectus entitled "Comparative Per Share Data" is amended (giving effect to the increase in the exchange ratio from 0.675 to 0.78) and restated as follows:

     The following table presents the Network Associates and McAfee.com historical and pro forma combined and McAfee.com pro forma equivalent per share data as of and for the twelve months ended December 31, 2001. The information presented should be read in conjunction with the historical financial statements and related notes thereto of Network Associates and McAfee.com and the selected historical financial data including the notes thereto, each incorporated by reference in or included elsewhere in this prospectus. Comparative pro forma data have been included for comparative purposes only and do not purport to be indicative of (i) the results of operations or financial position which actually would have been obtained if the offer and the merger had been completed at the beginning of the period or as of the date indicated or (ii) the results of operations or financial position which may be obtained in the future.

                                                                 NETWORK
                                                              ASSOCIATES AND
                                                                MCAFEE.COM
                                                                UNAUDITED         MCAFEE.COM
                                                                PRO FORMA         EQUIVALENT
                                                                 COMBINED          UNAUDITED
                                                              PER SHARE DATA       PRO FORMA
                                                                (1)(2)(3)      PER SHARE DATA(1)
                                                              --------------   -----------------
YEAR ENDED DECEMBER 31, 2001
Loss before extraordinary item
  Basic and Diluted.........................................      $(0.81)           $(0.64)
Net loss
  Basic and Diluted.........................................      $(0.80)           $(0.63)
Cash dividends per share of common stock....................        0.00              0.00
Book value per share of common stock(4).....................      $ 4.35            $ 3.39

---------------

(1) The unaudited pro forma combined loss and book value per share of common stock are based on McAfee.com stockholders (other than Network Associates and its affiliates) receiving 0.78 of a share of Network Associates common stock for each share of McAfee.com Class A common stock. The McAfee.com equivalent unaudited pro forma per share data are calculated by multiplying the unaudited pro forma combined per share data by 0.78.

(2) Reflects the historical operations of Network Associates and McAfee.com adjusted to reflect the impact of purchase accounting by Network Associates and the issuance of Network Associates common stock in the offer and merger.

(3) Based on the stock price of Network Associates as of April 9, 2002 and the exchange ratio of 0.78 of a share, we have estimated a purchase price of approximately $207.4 million. For purposes of the calculation of pro forma combined net loss per share, we have performed a preliminary allocation of this purchase price and estimated a useful life for the resulting identifiable intangibles. We have estimated that approximately $20 million will be allocated to the minority share of intangibles, primarily purchased technology, tradenames, website and customer contracts and lists, and have estimated the useful lives of these intangibles to be between 2 and 3 years. In addition, we have provided for an estimated deferred tax liability of approximately $8 million in respect of these intangibles. Of the total estimated purchase price, approximately $169.6 million is estimated to be recorded as goodwill, which will not be subject to amortization. The purchase price and associated allocation is estimated based on facts and circumstances as of the date of this prospectus supplement. Upon completion of the offer and merger, we will perform a more detailed purchase price allocation. We have also included within pro forma combined net loss per share an adjustment for amortization of estimated stock compensation to be recorded as a result of the assumption of McAfee.com options in the merger of approximately $20.8 million together with an associated tax benefit of approximately $8.3 million. Both of these amounts will be amortized to expenses and to Network Associates' provision for income taxes over an estimated period of 30 months. Pro forma combined net loss per share excludes an estimated stock-based compensation charge of approximately $9 million related to vested McAfee.com options, which will be assumed by us.

(4) Book value per share of common stock is computed by dividing stockholders' equity by the number of shares of common stock outstanding as of December 31, 2001 of 140.7 million and of 47.5 million for Network Associates and McAfee.com, respectively. Pro forma book value per share is computed by dividing pro forma stockholders' equity by the pro forma number of shares of common stock outstanding as of December 31, 2001.

                            COMPARATIVE MARKET VALUE

     The section of the original prospectus entitled "Comparative Market Value" is amended (giving effect to the increase in the exchange ratio from 0.675 to 0.78) and restated as follows:

     The following table sets forth:

     - the closing prices per share and aggregate market value of Network Associates common stock on the New York Stock Exchange and of McAfee.com common stock on the Nasdaq National Market, on March 15, 2002, the last trading day prior to the public announcement of the offer, and on April 9, 2002, the last trading day prior to the public announcement of the amended offer; and

     - the equivalent price per share and equivalent market value of McAfee.com Class A common stock, based on the exchange ratio.

                                                NETWORK ASSOCIATES     MCAFEE.COM       MCAFEE.COM
                                                    HISTORICAL         HISTORICAL     EQUIVALENT(1)
                                                ------------------   --------------   --------------
On March 15, 2002
  Closing price per share of common stock.....    $27.61             $        15.54   $        21.54
  Market value of common stock(2).............    $ 4.0 billion      $742.7 million   $  1.0 billion
On April 9, 2002
  Closing price per share of common stock.....    $22.50             $        16.50   $        17.55
  Market value of common stock(3).............    $ 3.3 billion      $789.0 million   $839.2 million

---------------

(1) The McAfee.com equivalent data corresponds to an exchange ratio of 0.78 of a share of Network Associates common stock for each share of McAfee.com common stock.

(2) Market value based on 145,934,353 shares of Network Associates common stock and 47,790,998 shares of McAfee.com common stock outstanding on March 15, 2002, including the 36,000,000 shares of Class B common stock owned by Network Associates, excluding shares held in treasury.

(3) Market value based on 146,506,940 shares of Network Associates common stock and 47,817,700 shares of McAfee.com common stock outstanding on March 31, 2002, including the 36,000,000 shares of Class B common stock owned by Network Associates, excluding shares held in treasury.

     The market prices of shares of Network Associates common stock and McAfee.com common stock are subject to fluctuation. You are urged to obtain current market quotations. See the risk factor entitled "Because the number of Network Associates shares that you receive in the offer is fixed, the value of Network Associates shares at the time you receive them could be less than their value at the time you tender your McAfee.com shares" on page 6 of the original prospectus.

                   COMPARATIVE PER SHARE PRICES AND DIVIDENDS

     The section of the original prospectus entitled "Comparative Per Share Prices and Dividends" is amended and supplemented as follows:

     Set forth below are the high and low closing sales prices per share for Network Associates on the NYSE and McAfee.com on the Nasdaq National Market for 2002 through April 9, 2002, the last trading day prior to the public announcement of our amended offer.

                                                               NETWORK ASSOCIATES
                                                                  COMMON STOCK
                                                               -------------------
                                                                 HIGH       LOW
                                                               --------   --------
2002:
  Second Quarter (through April 9, 2002)....................    $23.81     $22.50
  First Quarter.............................................    $30.26     $22.23

                                                                 MCAFEE.COM
                                                                COMMON STOCK
                                                               ---------------
                                                                HIGH     LOW
                                                               ------   ------
2002:
  Second Quarter (through April 9, 2002)....................   $17.34   $16.50
  First Quarter.............................................   $40.98   $10.40

     You are urged to obtain current market quotations. See "Risk Factors -- Because the number of Network Associates shares that you receive in the offer is fixed, the value of Network Associates shares at the time you receive them could be less than their value at the time you tender your McAfee.com shares" on page 6 of the original prospectus.

                                   THE OFFER

AMENDED TERMS OF THE OFFER

     The discussion set forth in the original prospectus regarding the terms of the offer is hereby amended and supplemented as follows:

     Network Associates is offering, upon the terms and subject to the conditions set forth in the original prospectus, the related letter of transmittal and this prospectus supplement, to exchange 0.78 of a share of Network Associates common stock for each outstanding share of Class A common stock of McAfee.com that is validly tendered on or prior to the expiration date and not properly withdrawn. This exchange ratio represents a 15.6% increase over our original offer of 0.675 of a share of Network Associates common stock for each share of McAfee.com Class A common stock.

     The term "expiration date" means 12:00 midnight, Eastern Time, on April 25, 2002, unless we extend the period of time for which this offer is open, in which case the term "expiration date" means the latest time and date on which the offer, as so extended, expires.

     Except for the increase in the exchange ratio and change in the conditions of the offer, all other terms of the offer and the related merger remain the same.

CONDITIONS TO THE OFFER

     The discussion set forth under "The Offer -- Conditions to the Offer" in the original prospectus is hereby amended in its entirety by the discussion under "Conditions of the Offer" set forth in this prospectus supplement.

PROCEDURE FOR TENDERING SHARES

     Stockholders who have already tendered their McAfee.com shares pursuant to the offer and who have not withdrawn such shares do not need to take any further action to receive the additional Network Associates shares provided by the increase in the exchange ratio if their shares are accepted for exchange pursuant to the offer.

     Stockholders who wish to tender McAfee.com shares but have not yet done so, should follow the instructions included in the original prospectus and letter of transmittal previously mailed to them. That letter of transmittal remains effective, subject to the terms of the original prospectus and this prospectus supplement, for the offer at the increased exchange ratio. Tendering stockholders are entitled to withdraw tendered shares until 12:00 midnight, Eastern Time, on Thursday, April 25, 2002.

PLANS FOR MCAFEE.COM

     The discussion set forth under "The Offer -- Plans for McAfee.com" in the original prospectus is hereby amended and supplemented as follows:

     In connection with integration activities, we intend to actively consider retention programs for key employees of McAfee.com, including the executive officers, but no such programs have been adopted or agreed to as of the date of this prospectus supplement.

              BACKGROUND AND REASONS FOR THE OFFER AND THE MERGER

BACKGROUND AND CONTACTS

     The discussion set forth in the original prospectus under "Background and Reasons for the Offer and the Merger" is hereby amended and supplemented as follows:

     The special committee of the McAfee.com board of directors is comprised of independent and outside directors: Mr. Frank Gill and Dr. Richard Schell. The McAfee.com special committee retained Morgan Stanley & Co., Incorporated, or Morgan Stanley, as its financial advisor and the law firm of Skadden, Arps, Slate, Meagher & Flom, LLP, or Skadden Arps, as its legal counsel.

     Network Associates' retained J.P. Morgan Securities, Inc., or JPMorgan, as its financial adviser and its outside legal counsel is Wilson Sonsini Goodrich & Rosati P.C., or WSGR.

     On April 3, 2002, representatives of JPMorgan and Morgan Stanley met at JPMorgan's San Francisco offices. During this meeting, the Morgan Stanley representatives presented the special committee's views on the transaction and the related exchange ratio. The participants also discussed the possibility of Network Associates and McAfee.com conducting a mutual financial due diligence investigation. The participants did not have authority to negotiate or agree on the pricing terms of the offer.

     On April 4, 2002, prior to commencement of mutual due diligence and any indication that Network Associates might increase the exchange ratio in the offer, the McAfee.com special committee delivered to our chief executive officer, George Samenuk, the following letter on McAfee.com letterhead:

     Mr. George Samenuk
     Chairman and Chief Executive Officer
     Network Associates, Inc.
     3965 Freedom Circle
     Santa Clara, California 94054

               RE:  NET Exchange Offer

     Dear George:

          The Special Committee of the board of directors of McAfee.com Corporation ("McAfee.com") understands that our financial advisors held discussions on April 3, 2002 and earlier today regarding the terms of the Network Associates, Inc. ("Network Associates") offer to exchange 0.675 of a share of common stock of Network Associates for each share of McAfee.com's Class A common stock commenced on March 29, 2002 (the "Offer"). As a result of those discussions, we look forward to conducting mutual diligence review with the expectation of a material improvement in the Offer. As you know, prior to the commencement of the Offer we had stated in a March 25, 2002 press release that, based on analysis conducted to date, we had determined that the proposed exchange ratio was financially inadequate. We stated that view prior to the public revelation of March 27, 2002 that the Securities and Exchange Commission has pending a formal investigation into the accounting practices of Network Associates.

          Absent productive discussions between the respective representatives of the Special Committee and Network Associates, we will be required to make our recommendation to the full board of directors on April 8, 2002 that the full board of directors determine that the Offer is financially inadequate and not in the best interests of the holders of McAfee.com common stock, and will recommend that McAfee.com file and mail to its stockholders a Solicitation/Recommendation Statement on Schedule 14D-9 containing such determination (the "Inadequacy Schedule 14D-9"). The Special Committee is prepared to recommend that McAfee.com avail itself of all structural defenses, including the implementation of a stockholders right plan, which we would recommend include a provision mandating certain procedures be followed in connection with the redemption of rights in order to enhance value to all stockholders in the event of a change in board composition.

     These procedures would include the requirement that the board of directors of McAfee.com receive an opinion from an independent financial advisor that any transaction facilitated by such redemption is fair to the stockholders of McAfee.com from a financial point of view and that the redemption of rights would be in the best interests of the stockholders of McAfee.com.

          The Special Committee anticipates that the Inadequacy Schedule 14D-9 would identify a variety of reasons in support of the inadequacy of the Offer, including, but not limited to:

          - the Special Committee's considered view that after taking into account the current and historical financial condition, results of operation, competitive position, business prospects and strategic objectives of each of McAfee.com and Network Associates, that the Offer undervalues the long-term value inherent in McAfee.com as a stand-alone company;

          - the advice of Morgan Stanley & Co. Incorporated that, if requested, it is prepared to render an opinion to the Special Committee that, subject to and based on considerations that would be described in Morgan Stanley's written opinion, the proposed 0.675 exchange ratio would be inadequate from a financial point of view to the stockholders of McAfee.com, other than Network Associates and its affiliates;

          - to date, Network Associates has not given McAfee.com an opportunity to evaluate Network Associates' common stock, including any ability to assess the impact of Network Associates' announcement on March 26, 2002 that the Securities and Exchange Commission has commenced a "Formal Order of Private Investigation," which Network Associates has described as an inquiry focused on accounting practices during the 2000 fiscal year but which also may "look to other periods;" and

          - the lack of certainty with respect to the Offer as a result of
            (i) Network Associates' ability to terminate the Offer based on its good faith judgment of an actual or threatened material adverse change in, among other things, the prospects of McAfee.com and its subsidiaries, taken as a whole, (ii) a condition requiring Network Associates' registration statement relating to the Offer be declared effective by the SEC, and
            (iii) Network Associates' right to waive a condition to its Offer that, after its purchase of shares of Class A common stock in the Offer, Network Associates would own at least 90% of the outstanding capital stock of McAfee.com.

          Our financial and legal advisors are available immediately to hold discussions with respect to the Offer. We look forward to productive discussions and quick resolution of these matters with a hope that we can arrive at the terms of a transaction that the Special Committee can support. Notwithstanding that desire, the Special Committee has a responsibility to our stockholders and to act in what we believe to be their best interests, and we intend to discharge it.

                                      Very truly yours,

                                      /s/ FRANK GILL
                                      -------------------------------------
                                      Frank Gill

                                      /s/ RICHARD SCHELL
                                      -------------------------------------
                                      Richard Schell

     On April 5, 2002, representatives of Morgan Stanley and JPMorgan held discussions about the timing and scope of mutual financial diligence review of McAfee.com and Network Associates. Also on April 5, 2002, representatives of Skadden Arps and WSGR discussed the timing and scope of mutual legal diligence review of McAfee.com and Network Associates.

     On April 6, 2002, representatives of Morgan Stanley and JPMorgan conducted mutual financial diligence review. Representatives of Skadden Arps had telephonic discussions with Kent Roberts, executive vice president and general counsel of Network Associates, and representatives of WSGR about legal matters relating to Network Associates.

     On April 7, 2002, the Network Associates board met telephonically to receive an update from our legal and financial advisers regarding the offer and the results of mutual legal and financial due diligence. Following this update and on the basis of a number of factors, as described below, the Network Associates board of directors approved the formation of a pricing committee of the board with Mr. Samenuk as the sole committee member. The pricing committee was authorized, following consultation with board members and the proper officers of the company and its advisers, to (1) increase the exchange ratio in the offer and (2) change the conditions of the offer. Approval of any such increase in the exchange ratio was conditioned on Mr. Samenuk's prior receipt of confirmation from JPMorgan that the exchange ratio in the offer made to the McAfee.com stockholders, as amended, was fair to Network Associates from a financial point of view. The factors considered by the Network Associates board included input from Network Associates' management, JPMorgan and WSGR, market trading patterns, questions, comments from the McAfee.com special committee's financial and legal advisors and the considerations outlined in the original prospectus.

     Following the Network Associates board meeting, Mr. Samenuk, after consulting with the proper officers of Network Associates and our financial and legal advisors, requested that a representative of JPMorgan communicate to a Morgan Stanley representative a proposed exchange ratio of 0.7425 and the proposed amended offer conditions.

     On April 8, 2002, representatives of WSGR and Skadden Arps reviewed the McAfee.com special committee's modifications to the proposed amended offer conditions.

     On April 8, 2002, Messrs. Gill and Samenuk attempted unsuccessfully on several occasions to speak with each other by telephone. Mr. Samenuk and other members of senior management were traveling that day to attend Network Associates' quarterly board meeting in New York City.

     On April 9, 2002, Messrs. Gill and Samenuk spoke by telephone. During this conversation, Mr. Gill requested an additional increase in the offer price and indicated that the special committee was seeking modifications to the proposed amended offer conditions. Mr. Samenuk indicated that he intended to confer with the members of the Network Associates board, financial advisors and legal counsel regarding the proposal.

     At Mr. Samenuk's direction, after conferring with Network Associates board members and our advisors, representatives of WSGR communicated to Skadden Arps agreed changes to the offer conditions and a representative of JPMorgan communicated to Morgan Stanley an increased exchange ratio of 0.76.

     Mr. Gill conferred telephonically with the special committee's legal and financial advisers and determined preliminarily to accept the amended conditions and propose an increased exchange ratio. Mr. Gill called Mr. Samenuk and following discussion Mr. Gill indicated to Mr. Samenuk that he thought the special committee would approve an amended exchange ratio of 0.78.

     On the evening of April 9, 2002, the McAfee.com special committee met with its financial and legal advisors. After receiving the oral opinion of Morgan Stanley, subsequently confirmed in writing, that, subject to and based on the assumptions set forth in its written opinion, the exchange ratio was fair from a financial point of view to the holders of Class A common stock, other than Network Associates and its affiliates, the McAfee.com special committee, determined unanimously that the offer is fair and resolved to recommend that holders of Class A common stock accept the offer and exchange their shares in the offer.

     Following the special committee meeting, the full McAfee.com board met, with representatives of Skadden Arps and Morgan Stanley present, and received the recommendation of the McAfee.com special committee. The McAfee.com board then, upon reliance of the recommendation of the special committee, determined unanimously that the offer is fair and recommended that holders of Class A common stock accept the offer and exchange their shares in the offer and authorize the filing of the Schedule 14D-9.

     On April 10, 2002, before the opening of market trading, Network Associates and McAfee.com issued a joint press release announcing the amended offer.

JP MORGAN OPINION

     The discussion set forth in the original prospectus under "Background and Reasons for the Offer and the Merger -- JP Morgan Opinion" is amended and supplemented as follows:

     In connection with the amended offer and increase in the exchange ratio, on April 9, 2002, JPMorgan delivered to George Samenuk, in his capacity as a member of the pricing committee of our board of directors, oral confirmation, which was subsequently confirmed in writing to our board of directors, to the effect that as of that date and based upon and subject to the assumptions, qualifications and limitations set forth in the written opinion, the exchange ratio made to the stockholders of McAfee.com in the amended offer and merger was fair to us, from a financial point of view. The full text of JPMorgan's opinion is attached as
Exhibit 99.9 to the registration statement of which this prospectus supplement forms a part.

STOCKHOLDER LITIGATION

     The discussion set forth in the original prospectus under "Background and Reasons for the Offer and the Merger -- Stockholder Litigation" is hereby amended and supplemented as follows:

     On March 18, 2002, several putative class action lawsuits were filed in the Court of Chancery in the State of Delaware, New Castle County, against Network Associates, McAfee.com and the directors of McAfee.com, alleging that defendants have breached their fiduciary duties to McAfee.com stockholders by, among other things, making an inadequate offer to acquire the publicly-held stock of McAfee.com.

     On April 2, 2002, plaintiffs filed an amended complaint in Delaware court. The amended complaint generally alleges that (i) the consideration offered by Network Associates in the offer undervalues the McAfee.com common stock and (ii) Network Associates failed to disclose all material information needed by the class of plaintiffs to make informed decisions regarding the fairness of the offer. The plaintiffs continue to seek, among other things, to recover unspecified damages and costs and to enjoin or rescind the transactions contemplated by the offer.

     On April 4, 2002, the Delaware Court of Chancery ordered a preliminary injunction hearing to take place on April 24, 2002. Discovery in this case is set to begin during the week of April 4, 2002. We believe that these lawsuits are without merit and intend to vigorously defend the cases.

     On March 19, 2002, a putative class action lawsuit was also filed in the Superior Court of the State of California, County of Santa Clara, against Network Associates and various officers and the directors of McAfee.com, asserting allegations substantially similar to those filed in the Delaware Court of Chancery. The California action is captioned Justin Peyton, On Behalf of Himself and All Others Similarly Situated v. Stephen C. Richards, et al,, Case No. CV806199.

     On April 2, 2002, defendants removed the California state action to the United States District Court for the Northern District of California. On April 4, 2002, plaintiff moved for an order shortening time on his motion to remand the case to state court and for expedited discovery. On April 8, 2002, defendants filed a motion to dismiss the California case under the Securities Litigation Uniform Standards Act of 1998. The hearing date on this motion is not yet scheduled. We believe that the California case is without merit and intend to vigorously defend it.

     Since April 6, 2002, counsel for Network Associates and counsel for the plaintiffs in the Delaware litigation have been engaged in ongoing arms-length discussions with respect to a possible settlement of the litigation.

     The description of these actions is qualified in its entirety by reference to the allegations in the related complaints, which we have filed with the SEC and which we incorporate by reference into this prospectus.

                            CONDITIONS OF THE OFFER

     The discussion set forth in the original prospectus under "Conditions of the Offer" is hereby amended and restated as follows:

     Notwithstanding any other provision of the offer, and without prejudice to Network Associates' and McAfee.com Holdings' other rights, neither Network Associates nor McAfee.com Holdings will be required to accept for exchange or, subject to any applicable rules of the SEC, exchange any shares of McAfee.com common stock, and Network Associates and McAfee.com Holdings may terminate, extend or amend the offer if, at the expiration date, any of the following offer conditions have not been satisfied or, to the extent permitted, waived. We will not waive the New York Stock Exchange listing and registration statement effectiveness conditions and our ability to waive the minimum condition is restricted.

MINIMUM TENDER CONDITION

     There must be validly tendered and not properly withdrawn prior to the expiration of the offer a number of McAfee.com shares which, together with the McAfee.com shares we currently own (which will be converted into Class A common stock of McAfee.com), will constitute at least 90% of the total number of outstanding shares of Class A common stock as of the date that McAfee.com Holdings accepts the McAfee.com shares for exchange pursuant to the offer. As of March 31, 2002, there were 11,817,700 shares of McAfee.com Class A common stock outstanding. Assuming that no additional shares of McAfee.com common stock are issued prior to the expiration of the offer (whether upon exercise of employee stock options or otherwise), we believe that the minimum tender condition would be satisfied if at least an aggregate of 7,035,930 shares of McAfee.com Class A common stock are validly tendered pursuant to the offer and not properly withdrawn. We also have the right to waive or reduce the number of McAfee.com shares that are required to be tendered in the offer. In no event, however, will we exchange McAfee.com shares in the offer if less than a majority of the outstanding McAfee.com shares, excluding shares beneficially owned by Network Associates, are tendered in the offer.

NYSE LISTING OF NETWORK ASSOCIATES COMMON STOCK

     Our offer is conditioned upon the shares of Network Associates common stock which will be issued to the McAfee.com stockholders in the offer and the merger being approved for listing on the NYSE, subject to official notice of issuance.

REGISTRATION STATEMENT EFFECTIVENESS

     Our offer is conditioned upon the registration statement on Form S-4 of which this prospectus is a part being declared effective under the Securities Act of 1933, as amended, and not being subject to any stop order suspending its effectiveness or any proceedings seeking a stop order.

OTHER CONDITIONS OF THE OFFER

     Our offer is also subject to the conditions that, at the time of the expiration date of the offer, none of the following shall have occurred and be continuing which, in our good faith judgment, regardless of the circumstances, makes it impossible or inadvisable to proceed with the offer or the merger:

     (a) There shall have been (1) any action, proceeding or litigation, pending or threatened, seeking to enjoin, make illegal or otherwise prevent or materially delay consummation of the offer or the merger or otherwise relating in any manner to the offer or the merger instituted before any court or other regulatory or administrative authority, or (2) any order, stay, judgment or decree issued by any court, government, governmental authority or other regulatory or administrative authority and be in effect, or any statute, rule, regulation, governmental order or injunction proposed, enacted, enforced or deemed applicable to the offer, any of which would or might restrain, prohibit or delay consummation of, or alter or otherwise affect, the offer or the merger or materially impair the contemplated benefits of the offer or the merger to Network Associates;

     (b) There shall have occurred (and the adverse effect of such occurrence shall, in the good faith judgment of Network Associates, be continuing) (1) any general suspension of trading in, or limitation on prices for, securities on any national exchange or in the over-the-counter market in the United States, (2) any extraordinary or material adverse change in U.S. financial markets generally, including, without limitation, a decline of at least 20% in either the Dow Jones average of industrial stocks or the Standard & Poor's 500 Index from March 29, 2002, (3) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, (4) any limitation (whether or not mandatory) by any governmental entity on, or any other event that would reasonably be expected to materially adversely affect, the extension of credit by banks or other lending institutions, (5) a commencement of a war or armed hostilities or other national or international calamity directly or indirectly involving the United States, which would reasonably be expected to affect materially and adversely (or to delay materially) the consummation of the offer or the merger, or (6) in the case of any of the foregoing existing at the time of the commencement of the offer, a material acceleration or worsening thereof;

     (c) Any tender or exchange offer with respect to some or all of the outstanding Network Associates common stock or the McAfee.com Class A common stock (other than this offer), or a merger, acquisition or other business combination proposal for Network Associates or McAfee.com (other than this offer and the merger), shall have been proposed, announced or made by any person or entity;

     (d) There shall have occurred any event or events that have resulted, in the good faith reasonable judgment of Network Associates, an actual or threatened material adverse change in the business, condition (financial or other), income, operations or stock ownership of Network Associates and its subsidiaries, taken as a whole, or of McAfee.com and its subsidiaries, taken as a whole;

     (e) The board of directors of McAfee.com or the McAfee.com special committee shall have (1) changed or modified its recommendation with respect to the offer or (2) adopted or implemented any structural defense, including adoption of a stockholders rights plan or any stock or other equity issuance or retention program or policy not approved in writing by Network Associates prior to such adoption or implementation, which in the judgment of Network Associates would or might restrain, prohibit or delay consummation of, or alter or otherwise affect, the offer or the merger or materially impair the contemplated benefits of the offer or the merger to Network Associates; and

     (f) There shall have occurred or be in existence any other event, circumstance or condition which, in the good faith reasonable judgment of Network Associates, would prevent McAfee.com Holdings or McAfee.com from effecting the offer or the merger following the completion of the offer.

     The foregoing conditions are solely for our benefit and we may assert them regardless of the circumstances giving rise to any such conditions. We may also, in our reasonable discretion, waive these conditions in whole or in part (subject to the limitations on waiver described in the first paragraph of this section). The determination as to whether any condition has been satisfied shall be conclusive and binding on all parties. The failure by us at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed a continuing right which may be asserted at any time and from time to time prior to the expiration of the offer.

                                                                      SCHEDULE I

                       CERTAIN INFORMATION CONCERNING THE
             DIRECTORS AND EXECUTIVE OFFICERS OF NETWORK ASSOCIATES

     Schedule I to the original prospectus is hereby amended and supplemented with the addition of the following new director added to the board of directors of Network Associates in April 2002:

NAME                                PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT,
                                      FIVE-YEAR EMPLOYMENT HISTORY AND ADDRESS
-----------------------------------------------------
   ----------------------------------------------------------------------------

Liane Wilson....................    Director since April 2002. Since March 2001,
                                    Ms. Wilson has been self-employed as a
                                    consultant. From June 1999 to March 2001,
                                    Ms. Wilson served as vice chairman of
                                    Washington Mutual, Inc. From February 1985 to March 2001, Ms. Wilson held a number of other senior level positions with Washington
                                    Mutual, including executive vice president for corporate operations and administration and senior vice president of information systems. During her tenure at Washington
                                    Mutual, Ms. Wilson was responsible for
                                    corporate technology and integration
                                    activities relating to mergers and
                                    acquisitions.

     Facsimile copies of the letter of transmittal, properly completed and duly executed, will be accepted. The letter of transmittal, certificates for McAfee.com shares and any other required documents should be sent or delivered by each McAfee.com stockholder or his broker, dealer, commercial bank, trust company or other nominee to the exchange agent at one of its addresses set forth below:

                      The Exchange Agent for the offer is:

                         EQUISERVE TRUST COMPANY, N.A.

           By Mail:                      By Facsimile:                     By Hand:
         PO Box 43014                    781-575-2901               c/o Securities Transfer
   Providence, RI 02940-3014                  or                  and Reporting Services Inc
                                         781-575-2232           100 William Street -- Galleria
                                                                      New York, NY 10038

                        Confirm Facsimile by Telephone:

                                  781-575-3120

                             By Overnight Courier:

                               150 Royall Street
                                Canton, MA 02021

     Questions or requests for assistance or additional copies of this offer to exchange and the letter of transmittal may be directed to the information agent at the address and telephone number set forth below. Stockholders may also contact their broker, dealer, commercial bank or trust company for assistance concerning the offer.

                    The Information Agent for the offer is:

                             D.F. KING & CO., INC.

                                77 Water Street
                            New York, New York 10005
                          Call toll-free: 800-431-9643
                Call collect: 212-269-5550 (Bankers and Brokers)

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

     The following documents are exhibits to the Registration Statement:

ITEM 21.  EXHIBITS

EXHIBIT
NUMBER                      DESCRIPTION OF DOCUMENT
-------                     -----------------------
3.1       Second Amended and Restated Certificate of Incorporation of
          Networks Associates, Inc., as amended December 1, 1997
          (incorporated by reference to Exhibit 3.1 to the
          Registration Statement No. 333-48593 of Registrant on Form
          S-4, as amended, under the Securities Act of 1933 filed with the Commission on March 25, 1998).
3.2       Amended and Restated Bylaws of Networks Associates, Inc.
          (incorporated by reference to Exhibit 3.2 to the
          Registrant's quarterly report on Form 10-Q for the period
          ended June 30, 2001 filed with the Commission on August 6,
          2001).
3.3       Certificate of Designation of Series B Participating
          Preferred Stock of the Registrant (incorporated by reference to the Registrant's registration statement on Form 8-A filed with the Commission on October 22, 1998).
3.4       Third Amended and Restated Certificate of Incorporation of
          McAfee.com Corporation (incorporated by reference to Exhibit
          3.3 to Registration Statement No. 333-87609 of McAfee.com
          Corporation on Form S-1, as amended, under the Securities
          Act of 1933).
3.5       Amended and Restated Bylaws of McAfee.com Corporation
          (incorporated by reference to Exhibit 3.2 to Registration
          Statement No. 333-87609 of McAfee.com Corporation on Form
          S-1, as amended, under the Securities Act of 1933).
5.1       Opinion of Wilson Sonsini Goodrich & Rosati, Professional
          Corporation, regarding the validity of the Network
          Associates common stock registered hereunder and as to tax matters.
8.1*      Opinion of Wilson Sonsini Goodrich & Rosati, Professional
          Corporation as to tax matters (included in Exhibit 5.1).
23.1      Consent of PricewaterhouseCoopers LLP, independent
          accountants for Networks Associates, Inc.
23.3*     Consent of Wilson Sonsini Goodrich & Rosati, Professional
          Corporation (contained in Exhibit 5.1).
24.1      Power of Attorney (contained on the signature page hereto).
99.1*     Letter of Transmittal.
99.2*     Form of Notice of Guaranteed Delivery.
99.3*     Form of Letter from Network Associates to Brokers, Dealers,
          Commercial Banks, Trust Companies and Other Nominees.
99.4*     Form of Letter from Brokers, Dealers, Commercial Banks,
          Trust Companies and Other Nominees to Clients.
99.5*     Form of Guidelines for Certification of Taxpayer
          Identification Number on Substitute Form W-9.
99.6*     Summary Advertisement as published in The Wall Street
          Journal on March 29, 2002.
99.7*     Request from Networks Associates, Inc. dated March 29, 2002 for stockholder list of McAfee.com.
99.8*     Press release of Network Associates announcing commencement of the offer, dated March 29, 2002.
99.9      Opinion of JP Morgan Securities, Inc. dated April 9, 2002.
99.10*    Complaint titled Stephen Bank v. McAfee.com, Srivats
          Sampath, George Samenuk, Stephen C. Richards, Richard M.
          Schell, Frank C. Gill and Network Associates Inc., filed on
          March 18, 2002 in the Chancery Court of the State of
          Delaware, County of New Castle (Civil Action No. 19481-NC).

EXHIBIT
NUMBER                      DESCRIPTION OF DOCUMENT
-------                     -----------------------
99.11*    Complaint titled Justin Peyton v. Stephen C. Richards,
          Srivats Sampath, Richard M. Schell, George Samenuk, Frank C.
          Gill, Network Associates, Inc., filed on March 19, 2002 in the Superior Court of the State of California, County of
          Santa Clara (Case No. CV806199).
99.12*    Complaint titled Ezra Birnbaum v. Srivats Sampath, Frank
          Gill, George Samenuk, Stephen Richards, Richard Schell,
          McAfee.com Corporation, and Network Associates, Inc., filed on March 18, 2002 in the Chancery Court of the State of
          Delaware, County of New Castle (Civil Action No. 19482-NC).
99.13*    Complaint titled Carl Brown v. Srivats Sampath, Frank Gill,
          George Samenuk, Stephen Richards, Richard Schell, Network
          Associates, Inc. and McAfee.com Corp., filed on March 18,
          2002 in the Chancery Court of the State of Delaware, County
          of New Castle (Civil Action No. 19483-NC).
99.14*    Complaint titled Nick Monastero v. Srivats Sampath, Stephen
          Richards, George Samenuk, Frank Gill, Richard Schell,
          Network Associates, Inc., and McAfee.com Corporation, filed on March 18, 2002 in the Chancery Court of the State of
          Delaware, County of New Castle (Civil Action No. 19485-NC).
99.15*    Complaint titled Elizabeth Ebner v. Srivats Sampath, Frank
          Gill, George Samenuk, Stephen Richards, Richard Schell,
          Networks Associates, Inc. and McAfee.com Corporation, filed on March 18, 2002 in the Chancery Court of the State of
          Delaware, County of New Castle (Civil Action No. 19487-NC).
99.16*    Complaint titled Adrian Chin v. McAfee.com Corp., Srivats
          Sampath, George Samenuk, Stephen Richards, Richard M.
          Schell, Frank C. Gil and Network Associates, Inc., filed on
          March 18, 2002 in the Chancery Court of the State of
          Delaware, County of New Castle (Civil Action No. 19484-NC).
99.17     First Amended Complaint titled Stephen Bank v. McAfee.com
          Corp., Srivats Sampath, George Samenuk, Stephen C. Richards,
          Richard M. Schell, Frank C. Gill and Networks Associates,
          Inc. (Civil Action No. 19481-NC), Ezra Birnbaum v. Srivats
          Sampath, Frank Gill, George Samenuk, Stephen Richards,
          Richard Schell, McAfee.com Corporation and Networks
          Associates, Inc. (Civil Action No. 19482-NC), and Carl Brown
          v. Srivats Sampath, Frank Gill, George Samenuk, Stephen
          Richards, Richard Schell, McAfee.com Corporation, and
          Networks Associates, Inc. (Civil Action No. 19483-NC), filed on April 2, 2002 in the Chancery Court of the State of
          Delaware, County of New Castle (incorporated by reference to
          Exhibit (a)(17) to Amendment No. 1 to the Schedule TO filed by the Registrant on April 10, 2002).
99.18     Press release jointly issued by Network Associates and
          McAfee.com Corporation on April 10, 2002 announcing the
          increase in the exchange ratio and change in certain
          conditions of the offer.
99.19     Change in Control Agreement dated as of July 14, 2000, by
          and between McAfee.com and Srivats Sampath (incorporated by reference to Exhibit 10.17 to the Quarterly Report on Form
          10-Q of McAfee.com Corporation filed with the Commission on
          August 11, 2000).
99.20     Change in Control Agreement dated as of July 14, 2000, by
          and between McAfee.com and Evan Collins (incorporated by
          reference to Exhibit 10.18 to the Quarterly Report on Form
          10-Q of McAfee.com Corporation filed with the Commission on
          August 11, 2000).
99.21     First Amendment to the Change in Control Agreement dated as of August 1, 2001, between McAfee.com and Srivats Sampath
          (incorporated by reference to Exhibit 10.22 to the Quarterly
          Report on Form 10-Q of McAfee.com Corporation filed with the
          Commission on November 13, 2001).
99.22     First Amendment to the Change in Control Agreement dated as of August 1, 2001, between McAfee.com and Evan Collins
          (incorporated by reference to Exhibit 10.23 to the Quarterly
          Report on Form 10-Q of McAfee.com Corporation filed with the
          Commission on November 13, 2001).

---------------

* Previously filed

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Amendment No. 1 to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Santa Clara, State of California, on the 10th day of April, 2002.

                                          NETWORKS ASSOCIATES, INC.

                                          By:    /s/ STEPHEN C. RICHARDS
                                            ------------------------------------
                                                    Stephen C. Richards
                                             Chief Operating Officer and Chief
                                                     Financial Officer

     Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

                        SIGNATURE                                  TITLE                       DATE
                        ---------                                  -----                       ----

               /s/ GEORGE SAMENUK*                      Chief Executive Officer and       April 10, 2002
 ------------------------------------------------    Chairman of the Board of Directors
                  George Samenuk                       (Principal Executive Officer)


             /s/ STEPHEN C. RICHARDS                 Chief Operating Officer and Chief    April 10, 2002
 ------------------------------------------------       Financial Officer (Principal
               Stephen C. Richards                   Financial and Accounting Officer)
                                                            and Attorney-in-Fact


               /s/ EDWIN L. HARPER*                               Director                April 10, 2002
 ------------------------------------------------
                 Edwin L. Harper


              /s/ LESLIE G. DENEND*                               Director                April 10, 2002
 ------------------------------------------------
                 Leslie G. Denend


              /s/ VIRGINIA GEMMELL*                               Director                April 10, 2002
 ------------------------------------------------
                 Virginia Gemmell


             /s/ ROBERT M. DUTKOWSKY*                             Director                April 10, 2002
 ------------------------------------------------
               Robert M. Dutkowsky


                /s/ ROBERT PANGIA*                                Director                April 10, 2002
 ------------------------------------------------
                  Robert Pangia


                 /s/ LIANE WILSON                                 Director                April 10, 2002
 ------------------------------------------------
                   Liane Wilson


             */s/ STEPHEN C. RICHARDS
 ------------------------------------------------
               Stephen C. Richards,
                 Attorney-in-Fact

                               POWER OF ATTORNEY

     KNOW ALL PERSONS BY THESE PRESENTS, that Liane Wilson constitutes and appoints George Samenuk and Stephen C. Richards, and each of them, her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for her and in her name, place and stead, in any and all capacities, to sign this registration statement (including all pre-effective and post-effective amendments thereto and all registration statements filed pursuant to Rule 462(b) which incorporate this registration statement by reference), and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully for all intents and purposes as she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, here substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

/s/ LIANE WILSON
------------------------------------------------
Liane Wilson

                                 EXHIBIT INDEX

EXHIBIT
NUMBER                      DESCRIPTION OF DOCUMENT
-------                     -----------------------
 3.1      Second Amended and Restated Certificate of Incorporation of
          Networks Associates, Inc., as amended December 1, 1997
          (incorporated by reference to Exhibit 3.1 to the
          Registration Statement No. 333-48593 of Registrant on Form
          S-4, as amended, under the Securities Act of 1933 filed with the Commission on March 25, 1998).
 3.2      Amended and Restated Bylaws of Networks Associates, Inc.
          (incorporated by reference to Exhibit 3.2 to the
          Registrant's quarterly report on Form 10-Q for the period
          ended June 30, 2001 filed with the Commission on August 6,
          2001).
 3.3      Certificate of Designation of Series B Participating
          Preferred Stock of the Registrant (incorporated by reference to the Registrant's registration statement on Form 8-A filed with the Commission on October 22, 1998).
 3.4      Third Amended and Restated Certificate of Incorporation of
          McAfee.com Corporation (incorporated by reference to Exhibit
          3.3 to Registration Statement No. 333-87609 of McAfee.com
          Corporation on Form S-1, as amended, under the Securities
          Act of 1933).
 3.5      Amended and Restated Bylaws of McAfee.com Corporation
          (incorporated by reference to Exhibit 3.2 to Registration
          Statement No. 333-87609 of McAfee.com Corporation on Form
          S-1, as amended, under the Securities Act of 1933).
 5.1      Opinion of Wilson Sonsini Goodrich & Rosati, Professional
          Corporation, regarding the validity of the Network
          Associates common stock registered hereunder and as to tax matters.
 8.1*     Opinion of Wilson Sonsini Goodrich & Rosati, Professional
          Corporation as to tax matters (included in Exhibit 5.1).
23.1      Consent of PricewaterhouseCoopers LLP, independent
          accountants for Networks Associates, Inc.
23.2*     Consent of Wilson Sonsini Goodrich & Rosati, Professional
          Corporation (contained in Exhibit 5.1).
24.1      Power of Attorney (contained on the signature page hereto).
99.1*     Letter of Transmittal.
99.2*     Form of Notice of Guaranteed Delivery.
99.3*     Form of Letter from Network Associates to Brokers, Dealers,
          Commercial Banks, Trust Companies and Other Nominees.
99.4*     Form of Letter from Brokers, Dealers, Commercial Banks,
          Trust Companies and Other Nominees to Clients.
99.5*     Form of Guidelines for Certification of Taxpayer
          Identification Number on Substitute Form W-9.
99.6*     Summary Advertisement as published in The Wall Street
          Journal on March 29, 2002.
99.7*     Request from Networks Associates, Inc. dated March 29, 2002 for stockholder list of McAfee.com.
99.8*     Press release of Network Associates announcing commencement of the offer, dated March 29, 2002.
99.9      Opinion of JP Morgan Securities, Inc. dated April 9, 2002.
99.10*    Complaint titled Stephen Bank v. McAfee.com, Srivats
          Sampath, George Samenuk, Stephen C. Richards, Richard M.
          Schell, Frank C. Gill and Network Associates Inc., filed on
          March 18, 2002 in the Chancery Court of the State of
          Delaware, County of New Castle (Civil Action No. 19481-NC).

EXHIBIT
NUMBER                      DESCRIPTION OF DOCUMENT
-------                     -----------------------
99.11*    Complaint titled Justin Peyton v. Stephen C. Richards,
          Srivats Sampath, Richard M. Schell, George Samenuk, Frank C.
          Gill, Network Associates, Inc., filed on March 19, 2002 in the Superior Court of the State of California, County of
          Santa Clara (Case No. CV806199).
99.12*    Complaint titled Ezra Birnbaum v. Srivats Sampath, Frank
          Gill, George Samenuk, Stephen Richards, Richard Schell,
          McAfee.com Corporation, and Network Associates, Inc., filed on March 18, 2002 in the Chancery Court of the State of
          Delaware, County of New Castle (Civil Action No. 19482-NC).
99.13*    Complaint titled Carl Brown v. Srivats Sampath, Frank Gill,
          George Samenuk, Stephen Richards, Richard Schell, Network
          Associates, Inc. and McAfee.com Corp., filed on March 18,
          2002 in the Chancery Court of the State of Delaware, County
          of New Castle (Civil Action No. 19483-NC).
99.14*    Complaint titled Nick Monastero v. Srivats Sampath, Stephen
          Richards, George Samenuk, Frank Gill, Richard Schell,
          Network Associates, Inc., and McAfee.com Corporation, filed on March 18, 2002 in the Chancery Court of the State of
          Delaware, County of New Castle (Civil Action No. 19485-NC).
99.15*    Complaint titled Elizabeth Ebner v. Srivats Sampath, Frank
          Gill, George Samenuk, Stephen Richards, Richard Schell,
          Networks Associates, Inc. and McAfee.com Corporation, filed on March 18, 2002 in the Chancery Court of the State of
          Delaware, County of New Castle (Civil Action No. 19487-NC).
99.16*    Complaint titled Adrian Chin v. McAfee.com Corp., Srivats
          Sampath, George Samenuk, Stephen Richards, Richard M.
          Schell, Frank C. Gil and Network Associates, Inc., filed on
          March 18, 2002 in the Chancery Court of the State of
          Delaware, County of New Castle (Civil Action No. 19484-NC).
99.17     First Amended Complaint titled Stephen Bank v. McAfee.com
          Corp., Srivats Sampath, George Samenuk, Stephen C. Richards,
          Richard M. Schell, Frank C. Gill and Networks Associates,
          Inc. (Civil Action No. 19481-NC), Ezra Birnbaum v. Srivats
          Sampath, Frank Gill, George Samenuk, Stephen Richards,
          Richard Schell, McAfee.com Corporation and Networks
          Associates, Inc. (Civil Action No. 19482-NC), and Carl Brown
          v. Srivats Sampath, Frank Gill, George Samenuk, Stephen
          Richards, Richard Schell, McAfee.com Corporation, and
          Networks Associates, Inc. (Civil Action No. 19483-NC), filed on April 2, 2002 in the Chancery Court of the State of
          Delaware, County of New Castle (incorporated by reference to
          Exhibit (a)(17) to Amendment No. 1 to the Schedule TO filed by the Registrant on April 10, 2002).
99.18     Press release jointly issued by Network Associates and
          McAfee.com Corporation on April 10, 2002 announcing the
          increase in the exchange ratio and change in certain
          conditions of the offer.
99.19     Change in Control Agreement dated as of July 14, 2000, by
          and between McAfee.com and Srivats Sampath (incorporated by reference to Exhibit 10.17 to the Quarterly Report on Form
          10-Q of McAfee.com Corporation filed with the Commission on
          August 11, 2000).
99.20     Change in Control Agreement dated as of July 14, 2000, by
          and between McAfee.com and Evan Collins (incorporated by
          reference to Exhibit 10.18 to the Quarterly Report on Form
          10-Q of McAfee.com Corporation filed with the Commission on
          August 11, 2000).

EXHIBIT
NUMBER                      DESCRIPTION OF DOCUMENT
-------                     -----------------------
99.21     First Amendment to the Change in Control Agreement dated as of August 1, 2001, between McAfee.com and Srivats Sampath
          (incorporated by reference to Exhibit 10.22 to the Quarterly
          Report on Form 10-Q of McAfee.com Corporation filed with the
          Commission on November 13, 2001).
99.22     First Amendment to the Change in Control Agreement dated as of August 1, 2001, between McAfee.com and Evan Collins
          (incorporated by reference to Exhibit 10.23 to the Quarterly
          Report on Form 10-Q of McAfee.com Corporation filed with the
          Commission on November 13, 2001).

---------------

* Previously filed